Filed pursuant to Rule 424(b)(3)

Registration No.: 333-184698

AMPHENOL CORPORATION

PROSPECTUS SUPPLEMENT NO. 1 TO

REOFFER PROSPECTUS, DATED NOVEMBER 1, 2012

29,869 Shares of Common Stock

THE 2012 RESTRICTED STOCK PLAN FOR DIRECTORS OF AMPHENOL CORPORATION

This prospectus supplement (the “Supplement”) updates the reoffer prospectus filed as part of our registration statement on Form S-8 (Registration No. 333-184698), dated November 1, 2012 (the “Prospectus”), relating to the reoffer and resale by certain of our stockholders of common stock issued under the 2012 Restricted Stock Plan for Directors of Amphenol Corporation (the “2012 Restricted Stock Plan”).

Subject to vesting requirements and other limitations imposed under the 2012 Restricted Stock Plan, the common stock may be sold from time to time by the selling stockholders or by their pledgees, donees, transferees or other successors in interest.  Such sales may be made on a stock exchange, in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions.  The common stock may be sold from time to time, among other ways, by one or more brokers or dealers engaged by the selling stockholders.  See “Plan of Distribution” in the Prospectus.  In addition, any securities covered by the Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to the Prospectus.

We will not receive any of the proceeds from the sale of the shares offered pursuant to the Prospectus.  We will pay all of the expenses associated with the Prospectus and this Supplement.  Brokerage commissions and similar selling expenses, if any, attributable to the offer or sale of the shares will be borne by the selling stockholders.

This Supplement updates certain information regarding the ownership of our common stock by the selling stockholders as of June 27, 2013, and updates the number of shares of our common stock available for resale by each selling stockholder pursuant to the 2012 Restricted Stock Plan.  This Supplement also relates to such indeterminate number of additional shares of common stock that may be acquired by the selling stockholders as a result of any and all antidilution provisions of the 2012 Restricted Stock Plan.  No additional securities are being registered hereby.

This Supplement amends and restates certain information contained in the Prospectus.  You should read this Supplement in conjunction with the Prospectus.  This Supplement is qualified entirely by reference to the Prospectus, except to the extent the information contained herein supersedes the information contained in the Prospectus.

Our common stock is listed on the New York Stock Exchange under the symbol “APH.” The closing price of our common stock as reported on the New York Stock Exchange on June 27, 2013 was $79.42 per share.

You should carefully read and consider the risk factors under Item 1A beginning on page 9 in our Annual Report on Form 10-K for the year ended December 31, 2012 for risks relating to investments in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this Supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is June 28, 2013.

PROSPECTUS SUPPLEMENT

The information set forth under the caption “Selling Stockholders” in the Prospectus is amended and restated in its entirety as follows:

SELLING STOCKHOLDERS

The 29,869 shares of our common stock to which this reoffer prospectus relates is comprised entirely of shares issuable under the 2012 Restricted Stock Plan, one of our “employee benefit plans” as that term is defined in Rule 405 of Regulation C under the Securities Act.  The shares are being registered for reoffers and resales by our non-employee directors named below.

The selling stockholders are our prior, current or future non-employee directors (or any of their respective assignees) who have acquired or may acquire in the future shares of our common stock granted under the 2012 Restricted Stock Plan.  After satisfying the vesting requirements imposed under the 2012 Restricted Stock Plan, the selling stockholders may, from time to time, resell all, a portion or none of the shares of our common stock covered by this reoffer prospectus.  There is no assurance that any of the selling stockholders will sell any or all of the shares offered by them under this reoffer prospectus.  Any changed information will be set forth in an amendment to the registration statement or supplement to this reoffer prospectus, to the extent required by law.  To the extent our non-employee directors change from the non-employee directors named below, this reoffer prospectus may be amended or supplemented from time to time to add selling stockholders or to delete the names of selling stockholders from the following list or to otherwise amend or supplement the information in the table set forth below.

The address of the stockholders listed below is care of Amphenol Corporation, 358 Hall Avenue Wallingford, CT 06492.  The following table sets forth the name and relationship to the Company of the selling stockholders and: (1) the number of shares of common stock that the selling stockholders beneficially owned as of June 27, 2013; (2) the number of shares of common stock that the selling stockholders may offer pursuant to this reoffer prospectus; and (3) (if one percent or more) the percentage of the class to be beneficially owned by such selling stockholder assuming the sale of all shares offered pursuant to this reoffer prospectus.

The inclusion in the table of the individuals named therein shall not be deemed to be an admission that any such individual is one of our affiliates.

Name of Selling Stockholder	Position	Number of Shares Beneficially Owned Prior to the Offering (1)		Percentage of Common Stock Beneficially Owned Prior to the Offering (2)	Number of Shares Eligible to be Offered by Selling Stockholders (3)	Number of Shares Beneficially Owned after Completion of the Offering (4)	Percentage of Common Stock Owned After Completion of the Offering (2)(4)

Ronald P. Badie	Director	68,716	(5)(6)	*	3,950	64,766	*

Stanley L. Clark	Director	10,616	(5)(6)	*	3,950	6,666	*

David P. Falck	Director	2,219	(5)	*	2,219	0	*

Edward G. Jepsen	Director	110,616	(5)	*	3,950	106,666	*

Andrew E. Lietz	Director	57,927	(5)	*	3,950	53,977	*

Martin H. Loeffler	Director	534,549	(5)(7)	*	3,950	530,599	*

John R. Lord	Director	24,616	(5)	*	3,950	20,666	*

Dean H. Secord	Director	58,124	(5)	*	3,950	54,174	*

* Less than one percent

(1)                                 Beneficial owner means any person who, directly or indirectly, through any contract arrangement, understanding, relationship or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of, shares of our common stock; and/or (ii) investment power, which includes the power to dispose, or to direct the disposition of, shares of our common stock.  A person is also deemed to be a beneficial owner of a security if that person has the right to acquire beneficial ownership of such security at any time within 60 days from June 27, 2013.

(2)                                 Based on 159,264,175 shares of common stock issued and outstanding as of June 26, 2013.

(3)                                 The amounts for each Selling Stockholder assume full vesting of all shares of our common stock issued under the 2012 Restricted Stock Plan and held by such Selling Stockholder.

(4)                                 Assumes that all shares offered hereby are sold but no other securities held by Selling Stockholders are sold.

(5)                                The share ownership amounts indicated include 10,100, 100,000, 47,311, 163,933, 14,000 and 6,508 shares which are currently owned directly by Messrs. Badie, Jepsen, Lietz, Loeffler, Lord and Secord, respectively. The 100,000 shares of common stock owned by Mr. Jepsen have been pledged as security. Pursuant to the pledge arrangement, Mr. Jepsen has the power to vote or direct the voting of the shares and he has the power to dispose or direct the disposition of the shares. The share ownership amount for Mr. Secord includes 1,000 shares of common stock owned directly by his spouse. The share ownership amounts also include 54,666, 6,666, 6,666, 6,666, 6,666 and 46,666 shares which are not presently owned by Messrs. Badie, Clark, Jepsen, Lietz, Lord and Secord, respectively, but which would be issuable upon the exercise of stock options pursuant to the Amended 2004 Stock Option Plan for Directors of Amphenol Corporation (the “Directors’ Stock Option Plan”) which are currently exercisable or are exercisable within 60 days of June 27, 2013. Additionally, the amounts include 2,347 shares of stock owned by each of Messrs. Badie, Clark, Jepsen, Lietz, Loeffler, Lord and Secord and 616 shares of stock owned by Mr. Falck, which was restricted until it vested on May 23, 2013. The amounts also include 1,603 shares of restricted stock owned by each of Messrs. Badie, Clark, Falck, Jepsen, Lietz, Loeffler, Lord and Secord which are subject to the vesting requirements imposed under the 2012 Restricted Stock Plan.

(6)                                 The share ownership amounts indicated for Messrs. Badie and Clark do not include any shares of the Company’s common stock which may be issued pursuant to the Amphenol Corporation Directors’ Deferred Compensation Plan (the “Directors’ Deferred Compensation Plan”). Mr. Badie was appointed to the Board on July 21, 2004 and the cumulative balance in his Directors’ Deferred Compensation account as of June 27, 2013, including credit for dividends, is 9,446 unit shares. Mr. Clark was appointed to the Board on January 27, 2005 and the cumulative balance in his Directors’ Deferred Compensation account as of June 27, 2013, including credit for dividends, is 8,305 unit shares. Commencing with the fourth quarter 2009, Messrs. Badie and Clark and elected to receive their quarterly director’s fees in cash in lieu of shares. As long as the election to receive quarterly director’s fees in cash in lieu of shares continues, the cumulative balance in each of Messrs. Badie and Clark’s Directors’ Deferred Compensation Plan account will only increase by the number of shares credited for dividends.

(7)                                 The share ownership amount for Mr. Loeffler also includes 366,666 shares which are not presently owned by Mr. Loeffler, but which would be issuable upon the exercise of stock options which are currently exercisable or are exercisable within 60 days of June 27, 2013. Of these 366,666 shares, 360,000 would be issuable upon the exercise of stock options granted pursuant to the 2009 Stock Purchase and Option Plan for Key Employees of Amphenol and Subsidiaries and 6,666 shares would be issuable upon the exercise of stock options granted pursuant to the Directors’ Stock Option Plan.

Any selling stockholder may from time to time sell under this reoffer prospectus any or all of the shares of common stock listed as being offered for sale.  Because the selling stockholders are not obligated to sell any or all of the shares of common stock, we cannot estimate the number of shares of common stock that the selling stockholders will beneficially own after this offering.  Also, this reoffer prospectus does not include shares that may be acquired upon exercise of options that we may grant under our other various stock incentive plans in the future.  The shares issuable under the 2012 Restricted Stock Plan in the future may subsequently be sold pursuant to this reoffer prospectus, as supplemented to reflect the offering of such underlying shares for resale.